SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               SCHEDULE 13D
                              (Rule 13d-101)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)
                           (AMENDMENT NO. 1){1}


                    First International Bancorp., Inc.
---------------------------------------------------------------------------
                             (Name of Issuer)


                  Common Stock, par value $.10 per share
---------------------------------------------------------------------------
                      (Title of Class of Securities)


                                320 54Q 100
---------------------------------------------------------------------------
                              (CUSIP Number)


                               Terry Kasuga
                             Chase Enterprises
          One Commercial Plaza, Hartford, Connecticut 06103-3585
                               (860) 549-1674
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 1, 1999
---------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following  box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                    (Continued on the following pages)

CUSIP No. 320 54Q 100                 13D                    Page 2 of 7 Pages

  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenneth N. Musen

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /

  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            1,633,000 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          32,039 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               1,633,000 shares

                 10    SHARED DISPOSITIVE POWER
                       32,039 shares

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,665,039 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*      (See Item 5)                         /X /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.2%

 14        TYPE OF REPORTING PERSON*
           IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                AMENDMENT NO.1 TO STATEMENT ON SCHEDULE 13D


     The reporting person hereby amends in part his Statement on Schedule 13D dated June 16, 1999, with respect to the common stock, par value $.10 per share (the "Common Stock"), of First International Bancorp., Inc., a Delaware corporation (the "Company"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) As of the date hereof, the reporting person beneficially owns 1,665,039 shares of Common Stock, representing approximately 20.2% of the 8,260,431 shares of Common Stock reported to be outstanding as of September 30, 1999 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999), of which (i) 32,039 shares are held as joint trustee with Cheryl A. Chase for the Cheryl A. Chase Marital Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, (ii) 816,500 shares are held as trustee for The Cheryl Anne Chase Family Spray Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, and (iii) 816,500 shares are held as trustee for The Arnold L. Chase Family Spray Trust, a trust of which Arnold L. Chase and his children are the beneficiaries.

   This Schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this Schedule shall not be construed as an admission that he is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 1,019,297 shares of Common Stock, representing approximately 12.3% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Arnold L. Chase, the brother of Cheryl A. Chase, (ii) 815,891 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Cheryl A. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by David T. Chase, the father of Arnold L. Chase and Cheryl A. Chase, (iv) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of November 30, 1999, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vi) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Arnold Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (viii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley
N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (ix) 182,522 shares of Common Stock, or 2.3% of the shares of Common Stock outstanding, owned as of November 30, 1999, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries, or (x) 55,000 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family as described below.

     DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl
A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (42.34%), Rhoda L. Chase (6.32%), Arnold L. Chase (5.96%), Cheryl A. Chase (12.18%), Arnold Chase Accumulation Trust I (3.65%), Arnold Chase Accumulation Trust II (7.57%), five trusts for the benefit of Arnold L. Chase's children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (6.06% in the aggregate), Cheryl A. Chase Accumulation Trust I (3.33%), Cheryl A. Chase Accumulation Trust II (6.53%) and five trusts for the benefit of Cheryl A. Chase's children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (6.06% in the aggregate).

   The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

   (b) The reporting person shares the right to vote, direct the vote of, dispose of and direct the disposition of 32,039 shares of Common Stock held as joint trustee with Cheryl A. Chase for the Cheryl A. Chase Marital Trust.

     The reporting person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 816,500 shares of Common Stock he holds as trustee for The Cheryl Anne Chase Family Spray Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries.

     The reporting person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 816,500 shares he holds as trustee for The Arnold L. Chase Family Spray Trust, a trust of which Arnold L. Chase and his children are the beneficiaries.

      (c) Pursuant to that certain Purchase Agreement  by and between Rhoda
L. Chase and the reporting person, as trustee of The Cheryl Anne Chase Family Spray Trust (the "CAC Trustee"), dated as of November 1, 1999 ( the "Purchase Agreement I"), Rhoda L. Chase sold 514,098 shares of Common Stock to the CAC Trustee for a purchase price of $4,272,154. Under the terms of the Purchase Agreement I, the CAC Trustee executed and delivered a secured term promissory note (the "Note I") in favor of Rhoda L. Chase for the entire amount of the purchase price. CAC Trustee entered into an agreement whereby the Common Stock purchased by the CAC Trustee was pledged as security for CAC Trustee's obligations for payment of the purchase price and all amounts due under the Note I.

          Pursuant to that certain Purchase Agreement  by and between Rhoda
L. Chase and the CAC Trustee, dated as of November 1, 1999 ( the "Purchase Agreement II"), Rhoda L. Chase sold 302,402 shares of Common Stock to the CAC Trustee for a purchase price of $2,512,960. Under the terms of the Purchase Agreement II, the CAC Trustee executed and delivered a secured term promissory note (the "Note II") in favor of Rhoda L. Chase for the entire amount of the purchase price. CAC Trustee entered into an agreement whereby the Common Stock purchased by the CAC Trustee was pledged as security for CAC Trustee's obligations for payment of the purchase price and all amounts due under the Note II.

          Pursuant to that certain Purchase Agreement by and between  Rhoda
L. Chase and the reporting person, as trustee of The Arnold L. Chase Family Spray Trust (the "ALC Trustee"), dated as of November 1, 1999 ( the "Purchase Agreement III"), Rhoda L. Chase sold 514,098 shares of Common Stock to the ALC Trustee for a purchase price of $4,272,154. Under the terms of the Purchase Agreement III, the ALC Trustee executed and delivered a secured term promissory note (the "Note III") in favor of Rhoda L. Chase for the entire amount of the purchase price. ALC Trustee entered into an agreement whereby the Common Stock purchased by the ALC Trustee was pledged as security for ALC Trustee's obligations for payment of the purchase price and all amounts due under the Note III.

          Pursuant to that certain Purchase Agreement  by and between Rhoda
L. Chase and the ALC Trustee, dated as of November 1, 1999 ( the "Purchase Agreement IV"), Rhoda L. Chase sold 302,402 shares of Common Stock to the ALC Trustee for a purchase price of $2,512,960. Under the terms of the Purchase Agreement IV, the ALC Trustee executed and delivered a secured term promissory note (the "Note IV") in favor of Rhoda L. Chase for the entire amount of the purchase price. ALC Trustee entered into an agreement whereby the Common Stock purchased by the ALC Trustee was pledged as security for ALC Trustee's obligations for payment of the purchase price and all amounts due under the Note IV.

   (d) The reporting person shares the right to direct the receipt of dividends from, and the proceeds from the sale of, the 32,039 shares of Common Stock beneficially owned by him with the Cheryl A. Chase Marital Trust and Cheryl A. Chase.

   (e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Purchase Agreement I, Rhoda L. Chase and CAC Trustee entered into a Pledge Agreement dated as of November 1, 1999 (the "Pledge I"). Under the terms of the Pledge I, CAC Trustee pledged and granted to Rhoda L. Chase a continuing security interest in 514,098 shares of Common Stock. Rhoda L. Chase is holding said shares as security for repayment of the Note I.

          Pursuant to the Purchase Agreement II, Rhoda L. Chase and CAC Trustee entered into a Pledge Agreement dated as of November 1, 1999 (the "Pledge II"). Under the terms of the Pledge II, CAC Trustee pledged and granted to Rhoda L. Chase a continuing security interest in 302,402 shares of Common Stock. Rhoda L. Chase is holding said shares as security for repayment of the Note II.

          Pursuant to the Purchase Agreement III, Rhoda L. Chase and ALC Trustee entered into a Pledge Agreement dated as of November 1, 1999 (the "Pledge III"). Under the terms of the Pledge III, ALC Trustee pledged and granted to Rhoda L. Chase a continuing security interest in 514,098 shares of Common Stock. Rhoda L. Chase is holding said shares as security for repayment of the Note III.

          Pursuant to the Purchase Agreement IV, Rhoda L. Chase and ALC Trustee entered into a Pledge Agreement dated as of November 1, 1999 (the "Pledge IV"). Under the terms of the Pledge IV, ALC Trustee pledged and granted to Rhoda L. Chase a continuing security interest in 302,402 shares of Common Stock. Rhoda L. Chase is holding said shares as security for repayment of the Note IV.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

   (1)    Purchase Agreement I
   (2)    Note I
   (3)    Pledge I
   (4)    Purchase Agreement II
   (5)    Note II
   (6)    Pledge II
   (7)    Purchase Agreement III
   (8)    Note III
   (9)    Pledge III
   (10)   Purchase Agreement IV
   (11)   Note IV
   (12)   Pledge IV

                                 SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 9, 1999            /s/ Kenneth Musen
                                   Kenneth N. Musen